Brookfield Renewable Partners L.P.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS AND NOTES AS AT JUNE 30, 2021 AND DECEMBER 31, 2020 AND FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2021 AND 2020

Brookfield

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

UNAUDITED (MILLIONS)	Notes	June 30, 2021	December 31, 2020
Assets
Current assets
Cash and cash equivalents	14	$530	$431
Restricted cash	15	305	208
Trade receivables and other current assets	16	1,174	928
Financial instrument assets	5	96	62
Due from related parties	19	30	56
Assets held for sale	4	854	57
		2,989	1,742
Financial instrument assets	5	410	407
Equity-accounted investments	13	979	971
Property, plant and equipment, at fair value	8	44,646	44,590
Intangible assets		225	232
Goodwill	2	998	970
Deferred income tax assets	7	207	205
Other long-term assets		667	605
Total Assets		$51,121	$49,722
Liabilities
Current liabilities
Accounts payable and accrued liabilities	17	$699	$625
Financial instrument liabilities	5	370	283
Due to related parties	19	761	506
Corporate borrowings	9	—	3
Non-recourse borrowings	9	1,212	1,026
Provisions		35	304
Liabilities directly associated with assets held for sale	4	407	14
		3,484	2,761
Financial instrument liabilities	5	550	668
Corporate borrowings	9	2,191	2,132
Non-recourse borrowings	9	15,974	14,921
Deferred income tax liabilities	7	5,149	5,515
Provisions		772	712
Other long-term liabilities		1,270	1,246
Equity
Non-controlling interests
Participating non-controlling interests – in operating subsidiaries	10	11,644	11,100
General partnership interest in a holding subsidiary held by Brookfield	10	50	56
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	10	2,439	2,721
BEPC exchangeable shares	10	2,159	2,408
Preferred equity	10	624	609
Perpetual subordinated notes	10	340	—
Preferred limited partners' equity	11	1,028	1,028
Limited partners' equity	12	3,447	3,845
Total Equity		21,731	21,767
Total Liabilities and Equity		$51,121	$49,722
The accompanying notes are an integral part of these interim consolidated financial statements.

Approved on behalf of Brookfield Renewable Partners L.P.:

Patricia Zuccotti Director	David Mann Director

Brookfield Renewable Partners L.P.	Q2 2021 Interim Consolidated Financial Statements and Notes	June 30, 2021

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF INCOME (LOSS)

UNAUDITED (MILLIONS, EXCEPT PER UNIT INFORMATION)		Three months ended June 30		Six months ended June 30
	Notes	2021	2020	2021	2020
Revenues	19	$1,019	$942	$2,039	$1,991
Other income		178	24	205	39
Direct operating costs		(307)	(310)	(698)	(636)
Management service costs	19	(72)	(46)	(153)	(86)
Interest expense	9	(246)	(261)	(479)	(500)
Share of earnings (losses) from equity-accounted investments	13	2	(1)	7	1
Foreign exchange and financial instruments gain (loss)	5	(47)	(46)	1	(26)
Depreciation	8	(379)	(324)	(747)	(661)
Other		(36)	(3)	(135)	(15)
Income tax recovery (expense)
Current	7	(22)	4	(38)	(16)
Deferred	7	20	11	53	(12)
		(2)	15	15	(28)
Net income (loss)		$110	$(10)	$55	$79
Net income (loss) attributable to:
Non-controlling interests
Participating non-controlling interests – in operating subsidiaries	10	$149	$12	$206	$62
General partnership interest in a holding subsidiary held by Brookfield	10	19	15	39	31
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	10	(25)	(24)	(71)	(22)
BEPC exchangeable shares	10	(22)	—	(63)	—
Preferred equity	10	6	6	13	13
Perpetual subordinated notes	10	3	—	3	—
Preferred limited partners' equity	11	15	14	29	26
Limited partners' equity	12	(35)	(33)	(101)	(31)
		$110	$(10)	$55	$79
Basic and diluted income (loss) per LP unit		$(0.13)	$(0.11)	$(0.37)	$(0.10)
The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Partners L.P.	Q2 2021 Interim Consolidated Financial Statements and Notes	June 30, 2021

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

UNAUDITED (MILLIONS)		Three months ended June 30		Six months ended June 30
	Notes	2021	2020	2021	2020
Net income (loss)		$110	$(10)	$55	$79
Other comprehensive income (loss) that will not be reclassified to net income
Revaluations of property, plant and equipment	8	15	—	(257)	—
Actuarial loss on defined benefit plans		13	(4)	27	(2)
Deferred tax recovery (expense) on above item		(5)	—	40	—
Unrealized (loss) gain on investments in equity securities		3	2	5	(8)
Equity-accounted investments		1	(1)	(1)	—
Total items that will not be reclassified to net income		27	(3)	(186)	(10)
Other comprehensive income (loss) that will be reclassified to net income
Foreign currency translation		333	238	(338)	(1,566)
Gains (losses) arising during the period on financial instruments designated as cash-flow hedges	5	(89)	(20)	3	(40)
Gain on foreign exchange swaps net investment hedge	5	(12)	(3)	16	43
Reclassification adjustments for amounts recognized in net income	5	49	(15)	(3)	(34)
Deferred income taxes on above items		10	9	(2)	15
Equity-accounted investments	13	2	6	(1)	(8)
Total items that may be reclassified subsequently to net income		293	215	(325)	(1,590)
Other comprehensive income (loss)		320	212	(511)	(1,600)
Comprehensive loss		$430	$202	$(456)	$(1,521)
Comprehensive loss attributable to:
Non-controlling interests
Participating non-controlling interests – in operating subsidiaries	10	$276	$207	$(139)	$(743)
General partnership interest in a holding subsidiary held by Brookfield	10	20	15	38	24
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	10	31	(25)	(126)	(342)
BEPC exchangeable shares	10	27	—	(112)	—
Preferred equity	10	15	26	30	(13)
Perpetual subordinated notes	10	3	—	3	—
Preferred limited partners' equity	11	15	14	29	26
Limited partners' equity	12	43	(35)	(179)	(473)
		$430	$202	$(456)	$(1,521)
The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Partners L.P.	Q2 2021 Interim Consolidated Financial Statements and Notes	June 30, 2021

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Accumulated other comprehensive income							Non-controlling interests
UNAUDITED THREE MONTHS ENDED JUNE 30 (MILLIONS)	Limited partners' equity	Foreign currency translation	Revaluation surplus	Actuarial losses on defined benefit plans	Cash flow hedges	Investments in equity securities	Total limited partners' equity	Preferred limited partners' equity	Preferred equity	Perpetual subordinated notes	BEPC exchangeable shares	Participating non-controlling interests – in operating subsidiaries	General partnership interest in a holding subsidiary held by Brookfield	Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	Total equity
Balance, as at March 31, 2021	$(1,197)	$(834)	$5,546	$(4)	$(31)	$5	$3,485	$1,028	$617	$—	$2,184	$11,604	$50	$2,466	$21,434
Net income (loss)	(35)	—	—	—	—	—	(35)	15	6	3	(22)	149	19	(25)	110
Other comprehensive income (loss)	—	85	2	3	(15)	3	78	—	9	—	49	127	1	56	320
Issuance of perpetual subordinated notes (Note 10)	—	—	—	—	—	—	—	—	—	340	—	—	—	—	340
Capital contributions	1	—	—	—	—	—	1	—	—	—	—	231	—	—	232
Disposals (Note 3)	12	—	(12)	—	—	—	—	—	—	—	—	(214)	—	—	(214)
Distributions or dividends declared	(83)	—	—	—	—	—	(83)	(15)	(6)	(3)	(52)	(262)	(21)	(58)	(500)
Distribution reinvestment plan	2	—	—	—	—	—	2	—	—	—	—	—	—	—	2
Other	—	3	(2)	—	1	(3)	(1)	—	(2)	—	—	9	1	—	7
Change in period	(103)	88	(12)	3	(14)	—	(38)	—	7	340	(25)	40	—	(27)	297
Balance, as at June 30, 2021	$(1,300)	$(746)	$5,534	$(1)	$(45)	$5	$3,447	$1,028	$624	$340	$2,159	$11,644	$50	$2,439	$21,731

Balance, as at March 31, 2020	$(1,195)	$(1,123)	$6,420	$(8)	$(51)	$(4)	$4,039	$1,028	$551	$—	$—	$9,996	$60	$2,925	18,599
Net income (loss)	(33)	—	—	—	—	—	(33)	14	6	—	—	12	15	(24)	(10)
Other comprehensive income (loss)	—	(1)	2	—	(7)	4	(2)	—	20	—	—	195	—	(1)	212
Capital contributions	—	—	—	—	—	—	—	—	—	—	—	9	—	—	9
Return of capital	—	—	—	—	—	—	—	—	—	—	—	(68)	—	—	(68)
Distributions or dividends declared	(97)	—	—	—	—	—	(97)	(14)	(6)	—	—	(150)	(17)	(70)	(354)
Distribution reinvestment plan	2	—	—	—	—	—	2	—	—	—	—	—	—	—	2
Other	(11)	(6)	(12)	(1)	14	—	(16)	—	—	—	—	1	—	(10)	(25)
Change in period	(139)	(7)	(10)	(1)	7	4	(146)	—	20	—	—	(1)	(2)	(105)	(234)
Balance, as at June 30, 2020	$(1,334)	$(1,130)	$6,410	$(9)	$(44)	$—	$3,893	$1,028	$571	$—	$—	$9,995	$58	$2,820	$18,365
The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Partners L.P.	Q2 2021 Interim Consolidated Financial Statements and Notes	June 30, 2021

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Accumulated other comprehensive income							Non-controlling interests
UNAUDITED SIX MONTHS ENDED JUNE 30 (MILLIONS)	Limited partners' equity	Foreign currency translation	Revaluation surplus	Actuarial losses on defined benefit plans	Cash flow hedges	Investments in equity securities	Total limited partners' equity	Preferred limited partners' equity	Preferred equity	Perpetual subordinated notes	BEPC exchangeable shares	Participating non-controlling interests – in operating subsidiaries	General partnership interest in a holding subsidiary held by Brookfield	Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	Total equity
Balance, as at December 31, 2020	$(988)	$(720)	$5,595	$(6)	$(39)	$3	$3,845	$1,028	$609	$—	$2,408	$11,100	$56	$2,721	$21,767
Net income (loss)	(101)	—	—	—	—	—	(101)	29	13	3	(63)	206	39	(71)	55
Other comprehensive income (loss)	—	(25)	(55)	5	(7)	4	(78)	—	17	—	(49)	(345)	(1)	(55)	(511)
Issuance of perpetual subordinated notes (Note 10)	—	—	—	—	—	—	—	—	—	340	—	—	—	—	340
Capital contributions	1	—	—	—	—	—	1	—	—	—	—	1,045	—	—	1,046
Disposals (Note 3)	12	—	(12)	—	—	—	—	—	—	—	—	(214)	—	—	(214)
Distributions or dividends declared	(167)	—	—	—	—	—	(167)	(29)	(13)	(3)	(104)	(380)	(42)	(117)	(855)
Distribution reinvestment plan	4	—	—	—	—	—	4	—	—	—	—	—	—	—	4
Other	(61)	(1)	6	—	1	(2)	(57)	—	(2)	—	(33)	232	(2)	(39)	99
Change in period	(312)	(26)	(61)	5	(6)	2	(398)	—	15	340	(249)	544	(6)	(282)	(36)
Balance, as at June 30, 2021	$(1,300)	$(746)	$5,534	$(1)	$(45)	$5	$3,447	$1,028	$624	$340	$2,159	$11,644	$50	$2,439	$21,731

Balance, as at December 31, 2019	(1,114)	(700)	6,422	(9)	(32)	12	4,579	833	597	—	—	11,086	68	3,317	20,480
Net income (loss)	(31)	—	—	—	—	—	(31)	26	13	—	—	62	31	(22)	79
Other comprehensive income (loss)	—	(431)	2	1	(13)	(1)	(442)	—	(26)	—	—	(805)	(7)	(320)	(1,600)
Preferred LP units issued	—	—	—	—	—	—	—	195	—	—	—	—	—	—	195
Capital contributions	—	—	—	—	—	—	—	—	—	—	—	23	—	—	23
Return of capital	—	—	—	—	—	—	—	—	—	—	—	(74)	—	—	(74)
Disposal	7	—	(7)	—	—	—	—	—	—	—	—	—	—	—	—
Distributions or dividends declared	(196)	—	—	—	—	—	(196)	(26)	(13)	—	—	(284)	(34)	(142)	(695)
Distribution reinvestment plan	3	—	—	—	—	—	3	—	—	—	—	—	—	—	3
Other	(3)	1	(7)	(1)	1	(11)	(20)	—	—	—	—	(13)	—	(13)	(46)
Change in period	(220)	(430)	(12)	—	(12)	(12)	(686)	195	(26)	—	—	(1,091)	(10)	(497)	(2,115)
Balance, as at June 30, 2020	$(1,334)	$(1,130)	$6,410	$(9)	$(44)	$—	$3,893	$1,028	$571	$—	$—	$9,995	$58	$2,820	$18,365
The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Partners L.P.	Q2 2021 Interim Consolidated Financial Statements and Notes	June 30, 2021

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CASH FLOWS

UNAUDITED		Three months ended June 30		Six months ended June 30
(MILLIONS)	Notes	2021	2020	2021	2020
Operating activities
Net income (loss)		$110	$(10)	$55	$79
Adjustments for the following non-cash items:
Depreciation	8	379	324	747	661
Unrealized foreign exchange and financial instruments losses	5	58	45	31	25
Share of loss (earnings) from equity-accounted investments	13	(2)	1	(7)	(1)
Deferred income tax (recovery) expense	7	(20)	(11)	(53)	12
Other non-cash items		(134)	26	(120)	41
Dividends received from equity-accounted investments	13	20	1	47	15
Changes in due to or from related parties		45	(1)	63	5
Net change in working capital balances		(456)	(1)	(412)	(4)
		—	374	351	833
Financing activities
Proceeds from medium term notes	9	—	250	—	250
Commercial paper and corporate credit facilities, net	9	—	(197)	(3)	(159)
Proceeds from non-recourse borrowings	9	835	418	1,872	1,033
Repayment of non-recourse borrowings	9	(593)	(407)	(947)	(1,024)
Repayment of lease liabilities		(6)	(7)	(15)	(16)
Capital contributions from participating non-controlling interests – in operating subsidiaries	10	195	10	1,009	26
Capital repaid to participating non-controlling interests – in operating subsidiaries		(214)	(69)	(214)	(76)
Issuance of perpetual subordinated notes	10	340	—	340	195
Distributions paid:
To participating non-controlling interests – in operating subsidiaries	10	(262)	(150)	(380)	(284)
To preferred shareholders	10	(6)	(6)	(13)	(13)
To preferred limited partners' unitholders	11	(15)	(12)	(29)	(23)
To unitholders of Brookfield Renewable or BRELP and shareholders of Brookfield Renewable Corporation	10,12	(213)	(183)	(429)	(365)
Borrowings from related party	19	345	—	755	—
Repayments to related party	19	(370)	—	(535)	—
		36	(353)	1,411	(456)
Investing activities
Investment in equity-accounted investments		(9)	(3)	(53)	(15)
Acquisitions, net of cash and cash equivalents in acquired entity		2	1	(1,426)	(105)
Investment in property, plant and equipment	8	(244)	(79)	(533)	(144)
Proceeds from disposal of assets, net of cash and cash equivalents disposed	3	448	11	448	105
Purchases of financial assets	5	(44)	(201)	(44)	(237)
Proceeds from financial assets	5	1	126	47	161
Restricted cash and other		(28)	64	(78)	14
		126	(81)	(1,639)	(221)
Foreign exchange gain (loss) on cash		5	4	(6)	(11)
Cash and cash equivalents
(Decrease) Increase		167	(56)	117	145
Net change in cash classified within assets held for sale		5	(4)	(18)	(8)
Balance, beginning of period		358	549	431	352
Balance, end of period		$530	$489	$530	$489
Supplemental cash flow information:
Interest paid		$220	$220	$425	$421
Interest received		$11	$3	$23	$9
Income taxes paid		$23	$4	$34	$25
The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Partners L.P.	Q2 2021 Interim Consolidated Financial Statements and Notes	June 30, 2021

BROOKFIELD RENEWABLE PARTNERS L.P.
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
The business activities of Brookfield Renewable Partners L.P. (“Brookfield Renewable”) consist of owning a portfolio of renewable power generating facilities primarily in North America, Colombia, Brazil, Europe, India and China.
Unless the context indicates or requires otherwise, the term “Brookfield Renewable” means Brookfield Renewable Partners L.P. and its controlled entities, including Brookfield Renewable Corporation (“BEPC”). Unless the context indicates or requires otherwise, the term “the partnership” means Brookfield Renewable Partners L.P. and its controlled entities, excluding BEPC.
Brookfield Renewable’s consolidated equity interests include the non-voting publicly traded limited partnership units (“LP units”) held by public unitholders and Brookfield, class A exchangeable subordinate voting shares (“BEPC exchangeable shares”) of Brookfield Renewable Corporation (“BEPC”) held by public shareholders and Brookfield, redeemable/exchangeable partnership units (“Redeemable/Exchangeable partnership units”) in Brookfield Renewable Energy L.P. (“BRELP”), a holding subsidiary of Brookfield Renewable, held by Brookfield and general partnership interest (“GP interest”) in BRELP held by Brookfield. Holders of the LP units, Redeemable/Exchangeable partnership units, GP interest, and BEPC exchangeable shares will be collectively referred to throughout as “Unitholders” unless the context indicates or requires otherwise. LP units, Redeemable/Exchangeable partnership units, GP interest, and BEPC exchangeable shares will be collectively referred to throughout as "Units", or as "per Unit", unless the context indicates or requires otherwise.
Brookfield Renewable is a publicly traded limited partnership established under the laws of Bermuda pursuant to an amended and restated limited partnership agreement dated November 20, 2011 as thereafter amended from time to time.
The registered office of Brookfield Renewable is 73 Front Street, Fifth Floor, Hamilton HM12, Bermuda.
The immediate parent of Brookfield Renewable is its general partner, Brookfield Renewable Partners Limited (“BRPL”). The ultimate parent of Brookfield Renewable is Brookfield Asset Management Inc. (”Brookfield Asset Management”). Brookfield Asset Management and its subsidiaries, other than Brookfield Renewable, are also individually and collectively referred to as “Brookfield” in these financial statements.
The BEPC exchangeable shares are traded under the symbol “BEPC” on the New York Stock Exchange and the Toronto Stock Exchange.
The LP units are traded under the symbol “BEP” on the New York Stock Exchange and under the symbol “BEP.UN” on the Toronto Stock Exchange. Brookfield Renewable's Class A Series 5, Series 7, Series 9, Series 11, Series 13, and Series 15 preferred limited partners’ equity are traded under the symbols “BEP.PR.E”, “BEP.PR.G”, “BEP.PR.I”, “BEP.PR.K”, “BEP.PR.M” and “BEP.PR.O” respectively, on the Toronto Stock Exchange. Brookfield Renewable's Class A Series 17 preferred limited partners’ equity is traded under the symbol “BEP.PR.A” on the New York Stock Exchange. The perpetual subordinated notes are traded under the symbol "BEPH" on the New York Stock Exchange.

Brookfield Renewable Partners L.P.	Q2 2021 Interim Consolidated Financial Statements and Notes	June 30, 2021

1. BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES
(a) Statement of compliance
The interim consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting.
Certain information and footnote disclosures normally included in the annual audited consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), have been omitted or condensed. These interim consolidated financial statements should be read in conjunction with Brookfield Renewable’s December 31, 2020 audited consolidated financial statements. The interim consolidated statements have been prepared on a basis consistent with the accounting policies disclosed in the December 31, 2020 audited consolidated financial statements.
The interim consolidated financial statements are unaudited and reflect adjustments (consisting of normal recurring adjustments) that are, in the opinion of management, necessary to provide a fair statement of results for the interim periods in accordance with IFRS.
The results reported in these interim consolidated financial statements should not be regarded as necessarily indicative of results that may be expected for an entire year. The policies set out below are consistently applied to all periods presented, unless otherwise noted.
These consolidated financial statements have been authorized for issuance by the Board of Directors of Brookfield Renewable’s general partner, BRPL, on August 5, 2021.
Certain comparative figures have been reclassified to conform to the current year’s presentation.
References to $, C$, €, £, R$, COP, INR and CNY are to United States (“U.S.”) dollars, Canadian dollars, Euros, British pound, Brazilian reais, Colombian pesos, Indian rupees and Chinese yuan, respectively.
All figures are presented in millions of U.S. dollars unless otherwise noted.
(b) Basis of preparation
The interim consolidated financial statements have been prepared on the basis of historical cost, except for the revaluation of property, plant and equipment and certain assets and liabilities which have been measured at fair value. Cost is recorded based on the fair value of the consideration given in exchange for assets.
(c) Consolidation
These consolidated financial statements include the accounts of Brookfield Renewable and its subsidiaries, which are the entities over which Brookfield Renewable has control. An investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Non-controlling interests in the equity of Brookfield Renewable’s subsidiaries are shown separately in equity in the combined statements of financial position.
(d) Recently adopted accounting standards
Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16: Disclosures
On August 27, 2020, the IASB published Interest Rate Benchmark Reform – Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 (“Phase II Amendments”), effective January 1, 2021, with early adoption permitted. The Phase II Amendments provide additional guidance to address issues that will arise during the transition of benchmark interest rates. The Phase II Amendments primarily relate to the modification of financial assets, financial liabilities and lease liabilities where the basis for determining the contractual cash flows changes as a result of Interbank Offered Rates ("IBOR") reform, allowing for prospective application of the applicable benchmark interest rate and to the application of hedge accounting, providing an exception such that changes in the formal designation and documentation of hedge accounting relationships that are needed to reflect the changes required by IBOR reform do not result in the discontinuation of hedge accounting or the designation of new hedging relationships.
Brookfield Renewable has completed an assessment and implemented its transition plan to address the impact and effect changes as a result of amendments to the contractual terms of IBOR referenced floating-rate borrowings, interest rate swaps, and updating hedge designations. The adoption is not expected to have a significant impact on Brookfield Renewable’s financial reporting.

Brookfield Renewable Partners L.P.	Q2 2021 Interim Consolidated Financial Statements and Notes	June 30, 2021

(e) Future changes in accounting policies
Amendments to IAS 1 – Presentation of Financial Statements (“IAS 1”)
The amendments clarify how to classify debt and other liabilities as current or non-current. The amendments to IAS 1 apply to annual reporting periods beginning on or after January 1, 2023. Brookfield Renewable is currently assessing the impact of these amendments.
Amendments to IFRS 3 Business Combinations - Reference to the Conceptual Framework
The amendments add an exception to the recognition principle of IFRS 3 to avoid the issue of potential ‘day 2’ gains or losses arising for liabilities and contingent liabilities that would be within the scope of IAS 37 Provisions, Contingent Liabilities and Contingent Assets or IFRIC 21 Levies, if incurred separately. The exception requires entities to apply the criteria in IAS 37 or IFRIC 21, respectively, instead of the Conceptual Framework, to determine whether a present obligation exists at the acquisition date. At the same time, the amendments add a new paragraph to IFRS 3 to clarify that contingent assets do not qualify for recognition at the acquisition date. The amendments to IFRS 3 apply to annual reporting periods beginning on or after January 1, 2022. Brookfield Renewable is currently assessing the impact of the amendments.
There are currently no other future changes to IFRS with potential impact on Brookfield Renewable.
2. ACQUISITIONS
U.S. Wind Portfolio
On March 24, 2021, Brookfield Renewable, alongside institutional partners, completed the acquisition of 100% of a portfolio of three wind generation facilities of approximately 845 MW and development projects of approximately 400 MW (together, "Oregon Wind Portfolio") located in Oregon, United States. The purchase price of this acquisition, including working capital and closing adjustments, was approximately $744 million. The total transaction costs of $6 million were expensed as incurred and have been classified under Other in the consolidated statement of income. Brookfield Renewable holds a 25% economic interest.
This investment was accounted for using the acquisition method, and the results of operations have been included in the unaudited interim consolidated financial statements since the date of the acquisition. If the acquisition had taken place at the beginning of the year, the revenue from the Oregon Wind Portfolio would have been $104 million for the six months ended June 30, 2021.
U.S. Distributed Generation Portfolio
On March 31, 2021, Brookfield Renewable, alongside institutional partners, completed the acquisition of 100% of a distributed generation business (the "U.S. Distributed Generation Portfolio") comprised of 360 MW of operating and under construction assets across approximately 600 sites and 700 MW of development assets, all in the United States. The purchase price of this acquisition, including working capital and closing adjustments, was approximately $684 million. The total transaction costs of $2 million were expensed as incurred and have been classified under Other in the consolidated statement of income. Brookfield Renewable holds a 25% economic interest.
This investment was accounted for using the acquisition method, and the results of operations have been included in the unaudited interim consolidated financial statements since the date of the acquisition. If the acquisition had taken place at the beginning of the year, the revenue from the U.S. Distributed Generation Portfolio would have been $39 million for the six months ended June 30, 2021.

Brookfield Renewable Partners L.P.	Q2 2021 Interim Consolidated Financial Statements and Notes	June 30, 2021

The preliminary purchase price allocation, at fair value, as at June 30, 2021, with respect to the acquisitions are as follows:

(MILLIONS)	Oregon Wind Portfolio	U.S. Distributed Generation Portfolio	Total
Cash and cash equivalents	$1	$1	$2
Restricted cash	49	5	54
Trade receivables and other current assets	29	20	49
Property, plant and equipment	1,595	756	2,351
Current liabilities	(11)	(6)	(17)
Current portion of non-recourse borrowings	(74)	(7)	(81)
Financial instruments	(16)	—	(16)
Non-recourse borrowings	(761)	(133)	(894)
Provisions	(35)	(37)	(72)
Other long-term liabilities	(33)	(17)	(50)
Fair value of net assets acquired	744	582	1,326
Goodwill	—	102	102
Purchase price	$744	$684	$1,428

3. DISPOSAL OF ASSETS
In June 2021, Brookfield Renewable, along with its institutional partners, completed the sale of a 656 MW operating and development wind portfolio in Ireland. The total consideration was approximately €298 million ($363 million) and Brookfield Renewable’s interest in the portfolio was approximately 40%. This resulted in a gain on disposition of $165 million ($66 million net to Brookfield Renewable) recognized in the consolidated statements of income. As a result of the disposition, Brookfield Renewable's post-tax portion of the accumulated revaluation surplus of $33 million was reclassified from accumulated other comprehensive income directly to equity and presented as a Disposals item in the consolidated statements of changes in equity.
In June 2021, Brookfield Renewable completed the sale of a 271 MW development wind portfolio in Scotland. The total consideration was approximately £77 million ($108 million) and Brookfield Renewable’s interest in the portfolio was 100%. This resulted in a gain on disposition of $37 million ($37 million net to Brookfield Renewable) recognized in the consolidated statements of income.
Summarized financial information relating to the disposals are shown below:

(MILLIONS)	Total
Proceeds, net of transaction costs	$465
Carrying value of net assets held for sale
Assets	673
Liabilities	(410)
263
Foreign currency translation, net of investment hedge, associated with the disposal	(35)
Gain on disposal, net of transaction costs	$167

Brookfield Renewable Partners L.P.	Q2 2021 Interim Consolidated Financial Statements and Notes	June 30, 2021

4.  ASSETS HELD FOR SALE
As at June 30, 2021, assets held for sale within Brookfield Renewable's operating segments include wind and solar facilities in the United States and Asia.
In April 2021, Brookfield Renewable, together with its institutional partners, entered into a binding agreement for the sale of its 100% interest in a 391 MW wind portfolio in the United States ("U.S. Wind Portfolio) for proceeds of approximately $365 million ($161 million net to Brookfield Renewable), adjusted for cash and working capital. A revaluation of the U.S. Wind Portfolio was performed in accordance with our accounting policy election to apply the revaluation method. Brookfield Renewable holds approximately 20% to 100% economic interest in each of the project entities within the U.S. Wind Portfolio and a 100% voting interest. The transaction is subject to customary closing conditions.
The following is a summary of the major items of assets and liabilities classified as held for sale:

(MILLIONS)	June 30, 2021	December 31, 2020
Assets
Cash and cash equivalents	$22	$4
Restricted cash	9	1
Trade receivables and other current assets	14	1
Property, plant and equipment	808	51
Other long-term assets	1	—
Assets held for sale	$854	$57
Liabilities
Current liabilities	$9	$—
Long-term debt	364	4
Other long-term liabilities	34	10
Liabilities directly associated with assets held for sale	$407	$14
5.  RISK MANAGEMENT AND FINANCIAL INSTRUMENTS
RISK MANAGEMENT
Brookfield Renewable`s activities expose it to a variety of financial risks, including market risk (i.e., commodity price risk, interest rate risk, and foreign currency risk), credit risk and liquidity risk. Brookfield Renewable uses financial instruments primarily to manage these risks.
There have been no other material changes in exposure to the risks Brookfield Renewable is exposed to since the December 31, 2020 audited consolidated financial statements.
Fair value disclosures
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.
Fair values determined using valuation models require the use of assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those assumptions, management looks primarily to external readily observable market inputs such as interest rate yield curves, currency rates, commodity prices and, as applicable, credit spreads.
A fair value measurement of a non-financial asset is the consideration that would be received in an orderly transaction between market participants, considering the highest and best use of the asset.
Assets and liabilities measured at fair value are categorized into one of three hierarchy levels, described below. Each level is based on the transparency of the inputs used to measure the fair values of assets and liabilities.
Level 1 – inputs are based on unadjusted quoted prices in active markets for identical assets and liabilities;
Level 2 – inputs, other than quoted prices in Level 1, that are observable for the asset or liability, either directly or indirectly; and

Brookfield Renewable Partners L.P.	Q2 2021 Interim Consolidated Financial Statements and Notes	June 30, 2021

Level 3 – inputs for the asset or liability that are not based on observable market data.
The following table presents Brookfield Renewable's assets and liabilities measured and disclosed at fair value classified by the fair value hierarchy:

	June 30, 2021				December 31, 2020
(MILLIONS)	Level 1	Level 2	Level 3	Total	Total
Assets measured at fair value:
Cash and cash equivalents	$530	$—	$—	$530	$431
Restricted cash(1)	392	—	—	392	283
Financial instrument assets(2)
Energy derivative contracts	—	69	18	87	135
Interest rate swaps	—	23	—	23	—
Foreign exchange swaps	—	41	—	41	4
Investments in debt and equity securities(2)	—	89	98	187	175
Property, plant and equipment	—	—	44,646	44,646	44,590
Liabilities measured at fair value:
Financial instrument liabilities(1)
Energy derivative contracts	—	(166)	(19)	(185)	(33)
Interest rate swaps	—	(311)	—	(311)	(422)
Foreign exchange swaps	—	(77)	—	(77)	(94)
Tax equity	—	—	(347)	(347)	(402)
Contingent consideration	—	—	—	—	(1)
Liabilities for which fair value is disclosed:
Corporate borrowings(1)	(2,394)	—	—	(2,394)	(2,448)
Non-recourse borrowing(1)	(2,392)	(16,198)	—	(18,590)	(17,991)
Total	$(3,864)	$(16,530)	$44,396	$24,002	$24,227
(1)Includes both the current amount and long-term amounts.
(2)Excludes $168 million (2020: $155 million) of investments in debt securities that are measured at amortized cost.
There were no transfers between levels during the six months ended June 30, 2021.
Financial instruments disclosures
The aggregate amount of Brookfield Renewable's net financial instrument positions are as follows:

	June 30, 2021			December 31, 2020
(MILLIONS)	Assets	Liabilities	Net Assets (Liabilities)	Net Assets (Liabilities)
Energy derivative contracts	$87	$185	$(98)	$102
Interest rate swaps	23	311	(288)	(422)
Foreign exchange swaps	41	77	(36)	(90)
Investments in debt and equity securities	355	—	355	330
Tax equity	—	347	(347)	(402)
Total	506	920	(414)	(482)
Less: current portion	96	370	(274)	(221)
Long-term portion	$410	$550	$(140)	$(261)

Brookfield Renewable Partners L.P.	Q2 2021 Interim Consolidated Financial Statements and Notes	June 30, 2021

(a)   Energy derivative contracts
Brookfield Renewable has entered into energy derivative contracts primarily to stabilize or eliminate the price risk on the sale of certain future power generation. Certain energy contracts are recorded in Brookfield Renewable's interim consolidated financial statements at an amount equal to fair value, using quoted market prices or, in their absence, a valuation model using both internal and third-party evidence and forecasts.
(b)   Interest rate hedges
Brookfield Renewable has entered into interest rate hedge contracts primarily to minimize exposure to interest rate fluctuations on its variable rate debt or to lock in interest rates on future debt refinancing. All interest rate hedge contracts are recorded in the interim consolidated financial statements at fair value.
(c)   Foreign exchange swaps
Brookfield Renewable has entered into foreign exchange swaps to minimize its exposure to currency fluctuations impacting its investments and earnings in foreign operations, and to fix the exchange rate on certain anticipated transactions denominated in foreign currencies.
(d)   Tax equity
Brookfield Renewable owns and operates certain projects in the U.S. under tax equity structures to finance the construction of solar and wind projects. In accordance with the substance of the contractual agreements, the amounts paid by the tax equity investors for their tax equity interests are classified as financial instrument liabilities on the consolidated statements of financial position.
Gain or loss on the tax equity liabilities are recognized in the Foreign exchange and financial instruments (gain) loss in the consolidated statements of income (loss).
(e)   Investments in debt and equity securities
Brookfield Renewable's investments in debt and equity securities consist of investments in non-publicly quoted securities which are recorded on the statement of financial position at fair value.
The following table reflects the gains (losses) included in Foreign exchange and financial instrument in the interim consolidated statements of income (loss) for the three and six months ended June 30:

	Three months ended June 30		Six months ended June 30
(MILLIONS)	2021	2020	2021	2020
Energy derivative contracts	$(63)	$(26)	$(104)	$(9)
Interest rate swaps	(3)	(34)	50	(59)
Foreign exchange swaps	1	12	60	84
Tax equity	2	(12)	16	(11)
Foreign exchange gain (loss)	16	14	(21)	(31)
	$(47)	$(46)	$1	$(26)

Brookfield Renewable Partners L.P.	Q2 2021 Interim Consolidated Financial Statements and Notes	June 30, 2021

The following table reflects the gains (losses) included in other comprehensive income in the interim consolidated statements of comprehensive income (loss) for the three and six months ended June 30:

	Three months ended June 30		Six months ended June 30
(MILLIONS)	2021	2020	2021	2020
Energy derivative contracts	$(79)	$(9)	$(39)	$28
Interest rate swaps	(2)	(11)	45	(68)
Foreign exchange swaps	(8)	—	(3)	—
	(89)	(20)	3	(40)
Foreign exchange swaps – net investment	(12)	(3)	16	43
Investments in debt and equity securities	3	2	5	(8)
	$(98)	$(21)	$24	$(5)
The following table reflects the reclassification adjustments recognized in net income (loss) in the interim consolidated statements of comprehensive income (loss) for the three and six months ended June 30:

	Three months ended June 30		Six months ended June 30
(MILLIONS)	2021	2020	2021	2020
Energy derivative contracts	$4	$(17)	$(51)	$(41)
Interest rate swaps	9	2	12	7
	$13	$(15)	$(39)	$(34)
Foreign exchange swaps - net investment	(44)	—	(44)	—
Foreign currency translation	80	—	80	—
	$49	$(15)	$(3)	$(34)
6. SEGMENTED INFORMATION
Brookfield Renewable’s Chief Executive Officer and Chief Financial Officer (collectively, the chief operating decision maker or “CODM”) review the results of the business, manage operations, and allocate resources based on the type of technology.
Our operations are segmented by – 1) hydroelectric, 2) wind, 3) solar, 4) energy transition (distributed generation, pumped storage, cogeneration and biomass), and 5) corporate – with hydroelectric and wind further segmented by geography (i.e., North America, Colombia, Brazil, Europe and Asia). This best reflects the way in which the CODM reviews results, manages operations and allocates resources.
Reporting to the CODM on the measures utilized to assess performance and allocate resources is provided on a proportionate basis. Information on a proportionate basis reflects Brookfield Renewable’s share from facilities which it accounts for using consolidation and the equity method whereby Brookfield Renewable either controls or exercises significant influence or joint control over the investment, respectively. Proportionate information provides a Unitholder (holders of the GP interest, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and LP units) perspective that the CODM considers important when performing internal analyses and making strategic and operating decisions. The CODM also believes that providing proportionate information helps investors understand the impacts of decisions made by management and financial results allocable to Brookfield Renewable’s Unitholders.
Proportionate financial information is not, and is not intended to be, presented in accordance with IFRS. Tables reconciling IFRS data with data presented on a proportionate basis have been disclosed below. Segment revenues, other income, direct operating costs, interest expense, depreciation, current and deferred income taxes, and other are items that will differ from results presented in accordance with IFRS as these items include Brookfield Renewable’s proportionate share of earnings from equity-accounted investments attributable to each of the above-noted items, and exclude the proportionate share of earnings (loss) of consolidated investments not held by us apportioned to each of the above-noted items.
Brookfield Renewable does not control those entities that have not been consolidated and as such, have been presented as equity-accounted investments in its consolidated financial statements. The presentation of the assets and liabilities and revenues and expenses does not represent Brookfield Renewable’s legal claim to such items, and the removal of financial

Brookfield Renewable Partners L.P.	Q2 2021 Interim Consolidated Financial Statements and Notes	June 30, 2021

statement amounts that are attributable to non-controlling interests does not extinguish Brookfield Renewable’s legal claims or exposures to such items.
Brookfield Renewable reports its results in accordance with these segments and presents prior period segmented information in a consistent manner.
The accounting policies of the reportable segments are the same as those described in Note 1 – Basis of preparation and significant accounting policies. Brookfield Renewable analyzes the performance of its operating segments based on revenues, Adjusted EBITDA, and Funds From Operations. Adjusted EBITDA and Funds From Operations are not generally accepted accounting measures under IFRS and therefore may differ from definitions of Adjusted EBITDA and Funds From Operations used by other entities.
Brookfield Renewable uses Adjusted EBITDA to assess the performance of its operations before the effects of interest expense, income taxes, depreciation, management service costs, non-controlling interests, unrealized gain or loss on financial instruments, non-cash gain or loss from equity-accounted investments, distributions to preferred shareholders and preferred limited partners and other typical non-recurring items. Brookfield Renewable includes realized disposition gains and losses on assets that we did not intend to hold over the long-term within Adjusted EBITDA in order to provide additional insight regarding the performance of investments on a cumulative realized basis, including any unrealized fair value adjustments that were recorded in equity and not otherwise reflected in current period Adjusted EBITDA.
Brookfield Renewable uses Funds From Operations to assess the performance of its operations and is defined as Adjusted EBITDA less management service costs, interest and current income taxes, which is then adjusted for the cash portion of non-controlling interests and distributions to preferred shareholders and preferred limited partners.

Brookfield Renewable Partners L.P.	Q2 2021 Interim Consolidated Financial Statements and Notes	June 30, 2021

The following table provides each segment's results in the format that management organizes its segments to make operating decisions and assess performance and reconciles Brookfield Renewable's proportionate results to the consolidated statements of income on a line by line basis by aggregating the components comprising the earnings from Brookfield Renewable's investments in associates and reflecting the portion of each line item attributable to non-controlling interests for the three months ended June 30, 2021:

	Attributable to Unitholders											Contribution from equity-accounted investments	Attributable to non- controlling interests	As per IFRS financials(1)
	Hydroelectric			Wind				Solar	Energy transition	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia	North America	Europe	Brazil	Asia
Revenues	$190	$45	$51	$86	$29	$7	$9	$102	$78	$—	$597	$(38)	$460	$1,019
Other income	12	1	9	7	48	1	—	4	5	18	105	(3)	76	178
Direct operating costs	(74)	(13)	(18)	(14)	(10)	(2)	(3)	(25)	(25)	(8)	(192)	15	(130)	(307)
Share of Adjusted EBITDA from equity-accounted investments	—	—	—	—	—	—	—	—	—	—	—	26	11	37
Adjusted EBITDA	128	33	42	79	67	6	6	81	58	10	510	—	417
Management service costs	—	—	—	—	—	—	—	—	—	(72)	(72)	—	—	(72)
Interest expense	(36)	—	(7)	(23)	(5)	(2)	(2)	(27)	(14)	(22)	(138)	7	(115)	(246)
Current income taxes	(2)	(2)	(2)	(2)	1	—	—	(1)	—	—	(8)	1	(15)	(22)
Distributions attributable to
Preferred limited partners equity	—	—	—	—	—	—	—	—	—	(15)	(15)	—	—	(15)
Preferred equity	—	—	—	—	—	—	—	—	—	(6)	(6)	—	—	(6)
Perpetual subordinated notes	—	—	—	—	—	—	—	—	—	(3)	(3)	—	—	(3)
Share of interest and cash taxes from equity accounted investments	—	—	—	—	—	—	—	—	—	—	—	(8)	(7)	(15)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	(280)	(280)
Funds From Operations	90	31	33	54	63	4	4	53	44	(108)	268	—	—
Depreciation	(66)	(17)	(7)	(62)	(19)	(4)	(2)	(45)	(24)	—	(246)	13	(146)	(379)
Foreign exchange and financial instrument gain (loss)	(37)	5	(4)	(13)	(5)	—	—	2	—	(15)	(67)	—	20	(47)
Deferred income tax expense	18	1	(2)	1	1	—	—	3	(3)	5	24	2	(6)	20
Other	(21)	(16)	—	(12)	(9)	—	(1)	—	(7)	24	(42)	5	1	(36)
Share of earnings from equity-accounted investments	—	—	—	—	—	—	—	—	—	—	—	(20)	—	(20)
Net income attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	131	131
Net income (loss) attributable to Unitholders(2)	$(16)	$4	$20	$(32)	$31	$—	$1	$13	$10	$(94)	$(63)	$—	$—	$(63)
(1)Share of earnings from equity-accounted investments of $2 million is comprised of amounts found on the share of Adjusted EBITDA, share of interest and cash taxes and share of earnings lines. Net income attributable to participating non-controlling interests – in operating subsidiaries of $149 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net loss attributable to non-controlling interests.
(2)Net income (loss) attributable to Unitholders includes net income (loss) attributable to GP interest, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and LP units. Total net income (loss) includes amounts attributable to Unitholders, non-controlling interests, preferred limited partners equity, preferred equity and perpetual subordinated notes.

Brookfield Renewable Partners L.P.	Q2 2021 Interim Consolidated Financial Statements and Notes	June 30, 2021

The following table provides each segment's results in the format that management organizes its segments to make operating decisions and assess performance and reconciles Brookfield Renewable's proportionate results to the consolidated statements of income on a line by line basis by aggregating the components comprising the earnings from Brookfield Renewable's investments in associates and reflecting the portion of each line item attributable to non-controlling interests for the three months ended June 30, 2020:

	Attributable to Unitholders											Contribution from equity-accounted investments	Attributable to non- controlling interests	As per IFRS financials(1)
	Hydroelectric			Wind				Solar	Energy transition	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia	North America	Europe	Brazil	Asia
Revenues	$217	$39	$45	$56	$15	$7	$7	$44	$36	$—	$466	$(17)	$493	$942
Other income	11	6	6	2	3	1	2	11	9	28	79	2	(57)	24
Direct operating costs	(63)	(10)	(26)	(13)	(5)	(2)	(3)	(10)	(11)	(6)	(149)	7	(168)	(310)
Share of Adjusted EBITDA from equity-accounted investments	—	—	—	—	—	—	—	—	—	—	—	8	9	17
Adjusted EBITDA	165	35	25	45	13	6	6	45	34	22	396	—	277
Management service costs	—	—	—	—	—	—	—	—	—	(40)	(40)	—	(6)	(46)
Interest expense	(29)	(4)	(7)	(15)	(2)	—	(2)	(17)	(6)	(23)	(105)	7	(163)	(261)
Current income taxes	1	(2)	1	1	—	(1)	—	1	(1)	1	1	—	3	4
Distributions attributable to
Preferred limited partners equity	—	—	—	—	—	—	—	—	—	(14)	(14)	—	—	(14)
Preferred equity	—	—	—	—	—	—	—	—	—	(6)	(6)	—	—	(6)
Share of interest and cash taxes from equity accounted investments	—	—	—	—	—	—	—	—	—	—	—	(7)	1	(6)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	(112)	(112)
Funds From Operations	137	29	19	31	11	5	4	29	27	(60)	232	—	—
Depreciation	(59)	(16)	(5)	(36)	(11)	(3)	(2)	(19)	(9)	—	(160)	7	(171)	(324)
Foreign exchange and financial instrument gain (loss)	(32)	—	(6)	6	(1)	(1)	—	(13)	(2)	13	(36)	2	(12)	(46)
Deferred income tax expense	(2)	—	(2)	1	(1)	—	1	2	—	(2)	(3)	(3)	17	11
Other	(37)	(4)	5	(9)	(7)	(1)	(1)	(9)	(6)	(6)	(75)	(1)	73	(3)
Share of earnings from equity-accounted investments	—	—	—	—	—	—	—	—	—	—	—	(5)	(7)	(12)
Net loss attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	100	100
Net income (loss) attributable to Unitholders(2)	$7	$9	$11	$(7)	$(9)	$—	$2	$(10)	$10	$(55)	$(42)	$—	$—	$(42)
(1)Share of losses from equity-accounted investments of $1 million is comprised of amounts found on the share of Adjusted EBITDA, share of interest and cash taxes and share of earnings lines. Net income attributable to participating non-controlling interests – in operating subsidiaries of $12 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net loss attributable to non-controlling interests.
(2)Net income (loss) attributable to Unitholders includes net income (loss) attributable to LP units, Redeemable/Exchangeable partnership units, BEPC exchange shares and GP interest. Total net income (loss) includes amounts attributable to Unitholders, non-controlling interests, preferred limited partners equity and preferred equity.

Brookfield Renewable Partners L.P.	Q2 2021 Interim Consolidated Financial Statements and Notes	June 30, 2021

The following table provides each segment's results in the format that management organizes its segments to make operating decisions and assess performance and reconciles Brookfield Renewable's proportionate results to the consolidated statements of income on a line by line basis by aggregating the components comprising the earnings from Brookfield Renewable's investments in associates and reflecting the portion of each line item attributable to non-controlling interests for the six months ended June 30, 2021:

	Attributable to Unitholders											Contribution from equity-accounted investments	Attributable to non- controlling interests	As per IFRS financials(1)
	Hydroelectric			Wind				Solar	Energy transition	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia	North America	Europe	Brazil	Asia
Revenues	395	97	106	208	72	14	16	179	148	—	1,235	(77)	881	2,039
Other income	17	9	9	8	90	1	—	10	8	27	179	(5)	31	205
Direct operating costs	(143)	(25)	(38)	(56)	(28)	(5)	(4)	(49)	(52)	(15)	(415)	36	(319)	(698)
Share of Adjusted EBITDA from equity-accounted investments	—	—	—	—	—	—	—	—	—	—	—	46	21	67
Adjusted EBITDA	269	81	77	160	134	10	12	140	104	12	999	—	614
Management service costs	—	—	—	—	—	—	—	—	—	(153)	(153)	—	—	(153)
Interest expense	(72)	(7)	(13)	(42)	(11)	(4)	(4)	(56)	(27)	(41)	(277)	13	(215)	(479)
Current income taxes	(3)	(4)	(4)	(2)	—	—	—	(1)	—	—	(14)	1	(25)	(38)
Distributions attributable to
Preferred limited partners equity	—	—	—	—	—	—	—	—	—	(29)	(29)	—	—	(29)
Preferred equity	—	—	—	—	—	—	—	—	—	(13)	(13)	—	—	(13)
Perpetual subordinated notes	—	—	—	—	—	—	—	—	—	(3)	(3)	—	—	(3)
Share of interest and cash taxes from equity accounted investments	—	—	—	—	—	—	—	—	—	—	—	(14)	(11)	(25)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	(363)	(363)
Funds From Operations	194	70	60	116	123	6	8	83	77	(227)	510	—	—
Depreciation	(131)	(31)	(13)	(121)	(41)	(7)	(5)	(89)	(44)	(1)	(483)	26	(290)	(747)
Foreign exchange and financial instrument gain (loss)	(58)	4	(1)	(34)	(1)	(1)	—	12	—	12	(67)	—	68	1
Deferred income tax expense	30	—	(4)	7	1	—	(1)	—	(1)	27	59	2	(8)	53
Other	(47)	(16)	—	(24)	(41)	—	—	(15)	(15)	(57)	(215)	7	73	(135)
Share of earnings from equity-accounted investments	—	—	—	—	—	—	—	—	—	—	—	(35)	—	(35)
Net loss attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	157	157
Net income (loss) attributable to Unitholders(2)	(12)	27	42	(56)	41	(2)	2	(9)	17	(246)	(196)	—	—	(196)
(1)Share of earnings from equity-accounted investments of $7 million is comprised of amounts found on the share of Adjusted EBITDA, share of interest and cash taxes and share of earnings lines. Net income attributable to participating non-controlling interests – in operating subsidiaries of $206 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net Income attributable to non-controlling interests.
(2)Net income (loss) attributable to Unitholders includes net income (loss) attributable to GP interest, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and LP units. Total net income (loss) includes amounts attributable to Unitholders, non-controlling interests, preferred limited partners equity, preferred equity and perpetual subordinated notes.

Brookfield Renewable Partners L.P.	Q2 2021 Interim Consolidated Financial Statements and Notes	June 30, 2021

The following table provides each segment's results in the format that management organizes its segments to make operating decisions and assess performance and reconciles Brookfield Renewable's proportionate results to the consolidated statements of income on a line by line basis by aggregating the components comprising the earnings from Brookfield Renewable's investments in associates and reflecting the portion of each line item attributable to non-controlling interests for the six months ended June 30, 2020:

	Attributable to Unitholders											Contribution from equity accounted investments	Attributable to non- controlling interests	As per IFRS financials(1)
	Hydroelectric			Wind				Solar	Energy transition	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia	North America	Europe	Brazil	Asia
Revenues	482	100	105	116	37	11	13	78	69	—	1,011	(38)	1,018	1,991
Other income	12	9	8	4	3	1	2	12	10	30	91	(1)	(51)	39
Direct operating costs	(132)	(27)	(52)	(27)	(14)	(3)	(4)	(21)	(24)	(11)	(315)	16	(337)	(636)
Share of Adjusted EBITDA from equity-accounted investments												23	17	40
Adjusted EBITDA	362	82	61	93	26	9	11	69	55	19	787	—	647	—
Management service costs	—	—	—	—	—	—	—	—	—	(73)	(73)	—	(13)	(86)
Interest expense	(68)	(8)	(14)	(33)	(5)	(2)	(4)	(33)	(10)	(41)	(218)	10	(292)	(500)
Current income taxes	(2)	(4)	(3)	1	—	(1)	—	1	(1)	1	(8)	1	(9)	(16)
Distributions attributable to
Preferred limited partners equity	—	—	—	—	—	—	—	—	—	(26)	(26)	—	—	(26)
Preferred equity	—	—	—	—	—	—	—	—	—	(13)	(13)	—	—	(13)
Share of interest and cash taxes from equity-accounted investments	—	—	—	—	—	—	—	—	—	—	—	(11)	(7)	(18)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	(326)	(326)
Funds From Operations	292	70	44	61	21	6	7	37	44	(133)	449	—	—
Depreciation	(117)	(36)	(11)	(78)	(23)	(7)	(5)	(34)	(18)	(1)	(330)	13	(344)	(661)
Foreign exchange and financial instrument gain (loss)	(14)	7	(1)	4	(11)	(1)	(3)	(15)	(1)	—	(35)	4	5	(26)
Deferred income tax expense	(22)	1	(3)	(1)	—	—	1	—	—	15	(9)	(3)	—	(12)
Other	(57)	(8)	5	(3)	(7)	(2)	1	(12)	(6)	(8)	(97)	—	82	(15)
Share of earnings from equity-accounted investments	—	—	—	—	—	—	—	—	—	—	—	(14)	(7)	(21)
Net loss attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	264	264
Net income (loss) attributable to Unitholders(2)	82	34	34	(17)	(20)	(4)	1	(24)	19	(127)	(22)	—	—	(22)
(1)Share of earnings from equity-accounted investments of $1 million is comprised of amounts found on the share of Adjusted EBITDA, share of interest and cash taxes and share of earnings lines. Net income attributable to participating non-controlling interests– in operating subsidiaries of $62 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net Income attributable to non-controlling interests.
(2)Net income (loss) attributable to Unitholders includes net income (loss) attributable to LP units, Redeemable/Exchangeable partnership units and GP interest. Total net income (loss) includes amounts attributable to Unitholders, non-controlling interests, preferred limited partners equity and preferred equity.

Brookfield Renewable Partners L.P.	Q2 2021 Interim Consolidated Financial Statements and Notes	June 30, 2021

The following table provides information on each segment's statement of financial position in the format that management organizes its segments to make operating decisions and assess performance and reconciles Brookfield Renewable's proportionate results to the consolidated statements of financial position by aggregating the components comprising from Brookfield Renewable's investments in associates and reflecting the portion of each line item attributable to non-controlling interests:

	Attributable to Unitholders											Contribution from equity-accounted investments	Attributable to non- controlling interests	As per IFRS financials
	Hydroelectric			Wind				Solar	Energy transition	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia	North America	Europe	Brazil	Asia
As at June 30, 2021
Cash and cash equivalents	$35	$1	$32	$22	$45	$7	$18	$76	$47	$2	$285	$(33)	$278	$530
Property, plant and equipment	13,009	1,599	1,807	3,322	891	288	148	3,507	2,063	—	26,634	(988)	19,000	44,646
Total assets	13,821	1,836	2,067	4,031	1,027	311	270	3,868	2,322	54	29,607	(454)	21,968	51,121
Total borrowings	3,469	256	467	1,725	548	78	127	2,643	1,079	2,198	12,590	(368)	7,155	19,377
Other liabilities	3,359	177	512	1,105	187	8	40	455	164	924	6,931	(86)	3,168	10,013
For the six months ended June 30, 2021:
Additions to property, plant and equipment	57	28	30	44	21	5	—	47	9	2	243	(3)	312	552
As at December 31, 2020
Cash and cash equivalents	$38	$6	$6	$36	$60	$1	$3	$86	$48	$7	$291	$(20)	$160	$431
Property, plant and equipment	12,983	1,544	1,965	3,606	1,095	274	175	3,548	1,880	—	27,070	(940)	18,460	44,590
Total assets	13,628	1,751	2,201	3,801	1,267	292	272	3,985	2,101	100	29,398	(387)	20,711	49,722
Total borrowings	3,439	245	439	1,680	669	66	125	2,534	864	2,143	12,204	(332)	6,210	18,082
Other liabilities	3,232	153	556	773	220	8	22	568	211	784	6,527	(55)	3,401	9,873
For the six months ended June 30, 2020:
Additions to property, plant and equipment(1)	226	15	1	8	5	1	—	24	8	1	289	(9)	178	458
(1)The company exercised the option to buy out the lease on its 192 MW hydroelectric facility in Louisiana and recognized a $247 million adjustment ($185 million net to the company) to its corresponding right-of-use asset.

Brookfield Renewable Partners L.P.	Q2 2021 Interim Consolidated Financial Statements and Notes	June 30, 2021

Geographical Information
The following table presents consolidated revenue split by technology and geographical region for the three and six months ended June 30:

	Three months ended June 30		Six months ended June 30
(MILLIONS)	2021	2020	2021	2020
Hydroelectric
North America	$237	$283	$508	$621
Brazil	46	43	102	115
Colombia	213	189	440	436
	496	515	1,050	1,172
Wind
North America	184	125	362	250
Europe	41	46	109	112
Brazil	18	18	35	31
Asia	31	27	60	49
	274	216	566	442
Solar	159	143	282	255
Energy transition	90	68	141	122
Total	$1,019	$942	$2,039	$1,991
The following table presents consolidated property, plant and equipment and equity-accounted investments split by geographical region:

(MILLIONS)	June 30, 2021	December 31, 2020
United States	$23,986	$22,955
Colombia	7,529	8,150
Canada	4,912	4,880
Brazil	3,563	3,308
Europe	4,790	5,417
Asia	845	851
	$45,625	$45,561
7. INCOME TAXES
Brookfield Renewable's effective income tax rate was (38)% for the six months ended June 30, 2021 (2020: 26%). The effective tax rate is different than the statutory rate primarily due to rate differentials and non-controlling interests' income not subject to tax.

Brookfield Renewable Partners L.P.	Q2 2021 Interim Consolidated Financial Statements and Notes	June 30, 2021

8. PROPERTY, PLANT AND EQUIPMENT
The following table presents a reconciliation of property, plant and equipment at fair value:

(MILLIONS)	Hydroelectric	Wind	Solar	Other(1)	Total(2)
As at December 31, 2020	$28,418	$9,010	$7,012	$150	$44,590
Additions	190	142	206	14	552
Acquisitions through business combinations	—	1,595	756	—	2,351
Disposal of assets	—	(551)	—	—	(551)
Transfer to assets held for sale	—	(759)	—	—	(759)
Items recognized through OCI
Change in fair value	—	(257)	—	—	(257)
Foreign currency translation	(485)	21	(73)	4	(533)
Items recognized through net income
Depreciation	(274)	(297)	(171)	(5)	(747)
As at June 30, 2021(3)	$27,849	$8,904	$7,730	$163	$44,646
(1)Includes biomass and cogeneration.
(2)Includes assets under construction of $284 million (2020: $212 million) in the hydroelectric segment, $253 million (2020: $213 million) in the wind segment, $410 million (2020: $172 million) in the solar segment, and $6 million (2020: $1 million) in other.
(3)Includes right-of-use assets not subject to revaluation of $73 million (2020: $74 million) in the hydroelectric segment, $174 million (2020: $185 million) in the wind segment, $188 million (2020: $152 million) in the solar segment, and $2 million (2020: $3 million) in other.

Brookfield Renewable Partners L.P.	Q2 2021 Interim Consolidated Financial Statements and Notes	June 30, 2021

9. BORROWINGS
Corporate Borrowings
The composition of corporate borrowings is presented in the following table:

	June 30, 2021				December 31, 2020
	Weighted-average				Weighted- average
(MILLIONS EXCEPT AS NOTED)	Interest rate (%)	Term (years)	Carrying value	Estimated fair value	Interest rate (%)	Term (years)	Carrying value	Estimated fair value
Credit facilities	N/A	5	$—	$—	N/A	4	$—	$—
Commercial paper	N/A	N/A	—	—	0.4	< 1	3	3
Medium Term Notes:
Series 4 (C$150)	5.8	15	121	156	5.8	16	118	160
Series 9 (C$400)	3.8	4	323	348	3.8	4	314	348
Series 10 (C$500)	3.6	6	403	438	3.6	6	392	441
Series 11 (C$475)	4.3	8	383	436	4.3	8	373	442
Series 12 (C$475)	3.4	9	383	413	3.4	9	373	420
Series 13 (C$300)	4.3	28	242	274	4.3	29	236	287
Series 14 (C$425)	3.3	29	343	329	3.3	30	334	347
	3.9	13	2,198	2,394	3.9	14	2,140	2,445
Total corporate borrowings			2,198	$2,394			2,143	$2,448
Add: Unamortized premiums(1)			3				3
Less: Unamortized financing fees(1)			(10)				(11)
Less: Current portion			—				(3)
			$2,191				$2,132
(1)Unamortized premiums and unamortized financing fees are amortized over the terms of the borrowing.
Credit facilities
Brookfield Renewable had no commercial paper outstanding as at June 30, 2021 (2020: $3 million). The commercial paper program is supplemented by our $1,975 million corporate credit facilities.
In the first quarter of 2021, Brookfield Renewable extended the maturity of the sustainability-linked corporate credit facilities by two years to June 2026 and increased the size by $225 million.
Brookfield Renewable issues letters of credit from its corporate credit facilities for general corporate purposes which include, but are not limited to, security deposits, performance bonds and guarantees for debt service reserve accounts. See Note 18 – Commitments, contingencies and guarantees for letters of credit issued by subsidiaries.
The following table summarizes the available portion of credit facilities:

(MILLIONS)	June 30, 2021	December 31, 2020
Authorized corporate credit facilities(1)	$2,375	$2,150
Authorized letter of credit facility	400	400
Issued letters of credit	(273)	(300)
Available portion of corporate credit facilities	$2,502	$2,250
(1)Amounts are guaranteed by Brookfield Renewable.

Brookfield Renewable Partners L.P.	Q2 2021 Interim Consolidated Financial Statements and Notes	June 30, 2021

Medium term notes
Medium term notes are obligations of a finance subsidiary of Brookfield Renewable, Brookfield Renewable Partners ULC (“Finco”) (Note 20 – Subsidiary public issuers). Finco may redeem some or all of the borrowings from time to time, pursuant to the terms of the indenture. The balance is payable upon maturity, and interest on corporate borrowings is paid semi-annually. The term notes payable by Finco are unconditionally guaranteed by Brookfield Renewable, Brookfield Renewable Energy L.P. (“BRELP”) and certain other subsidiaries.
Non-recourse borrowings
Non-recourse borrowings are typically asset-specific, long-term, non-recourse borrowings denominated in the domestic currency of the subsidiary. Non-recourse borrowings in North America and Europe consist of both fixed and floating interest rate debt indexed to the London Interbank Offered Rate (“LIBOR”), the Euro Interbank Offered Rate ("EURIBOR") and the Canadian Dollar Offered Rate (“CDOR”). Brookfield Renewable uses interest rate swap agreements in North America and Europe to minimize its exposure to floating interest rates. Non-recourse borrowings in Brazil consist of floating interest rates of Taxa de Juros de Longo Prazo (“TJLP”), the Brazil National Bank for Economic Development’s long-term interest rate, or Interbank Deposit Certificate rate (“CDI”), plus a margin. Non-recourse borrowings in Colombia consist of both fixed and floating interest rates indexed to Indicador Bancario de Referencia rate (IBR), the Banco Central de Colombia short-term interest rate, and Colombian Consumer Price Index (IPC), Colombia inflation rate, plus a margin. Non-Recourse borrowings in India consist of both fixed and floating interest indexed to Prime lending rate of lender (MCLR). Non-recourse borrowings in China consist of floating interest rates of People's Bank of China ("PBOC").
It is currently expected that Secured Overnight Financing Rate (“SOFR”) will replace US$ LIBOR, Sterling Overnight Index Average (“SONIA”) will replace £ LIBOR, and Euro Short-term Rate (“€STR”) will replace € LIBOR. £ LIBOR and € LIBOR replacement is expected to be effective prior to December 31, 2021. US$ LIBOR replacement is expected to become effective prior to June 30, 2023. As at June 30, 2021, none of Brookfield Renewable’s floating rate borrowings have been impacted by these reforms.
The composition of non-recourse borrowings is presented in the following table:

	June 30, 2021				December 31, 2020
	Weighted-average				Weighted-average
(MILLIONS EXCEPT AS NOTED)	Interest rate (%)	Term (years)	Carrying value	Estimated fair value	Interest rate (%)	Term (years)	Carrying value	Estimated fair value
Non-recourse borrowings(1)
Hydroelectric	4.9	8	$7,237	$7,801	4.8	9	$6,989	$7,853
Wind	4.2	9	4,428	4,812	4.3	10	4,324	4,785
Solar	3.6	11	3,907	4,328	3.6	12	3,684	4,247
Energy transition	3.1	9	1,566	1,649	3.8	11	1,009	1,106
Total	4.3	9	$17,138	$18,590	4.3	10	$16,006	$17,991
Add: Unamortized premiums(2)			145				63
Less: Unamortized financing fees(2)			(97)				(122)
Less: Current portion			(1,212)				(1,026)
			$15,974				$14,921
(1)Includes $43 million (2020: $15 million) borrowed under a subscription facility of a Brookfield sponsored private fund.
(2)Unamortized premiums and unamortized financing fees are amortized over the terms of the borrowing.

In the first quarter of 2021, Brookfield Renewable completed a financing of COP 180 billion ($50 million). The debt, drawn in two tranches, bears interest at the applicable base rate plus an average margin of 1.09% and matures in March 2023.
In the first quarter of 2021, Brookfield Renewable completed a financing totaling £40 million ($55 million) associated with a wind development project in Europe that is currently classified as held for sale. The debt bears interest at a fixed rate of 2.87% and matures in 2037.

Brookfield Renewable Partners L.P.	Q2 2021 Interim Consolidated Financial Statements and Notes	June 30, 2021

In the first quarter of 2021, Brookfield Renewable completed a financing totaling $400 million associated with the acquisition of a distributed generation portfolio in the United States. The debt bears interest at the applicable interest rate plus 1% and matures in 2023.
In the first quarter of 2021, Brookfield Renewable completed a financing totaling $100 million associated with the acquisition of a distributed generation portfolio in the United States. The debt bears interest at the applicable interest rate plus 2% and matures in 2024.
In the second quarter of 2021, Brookfield Renewable completed a financing of R$1.5 billion ($300 million) associated with a solar development project in Brazil. The loan bears a variable interest at the applicable rate plus 5.2% and matures in 2045.
In the second quarter of 2021, Brookfield Renewable completed a financing of R$350 million ($70 million) associated with a solar development project in Brazil. The loan bears a variable interest at the applicable rate plus 1.59% and matures in 2022.
In the second quarter of 2021, Brookfield Renewable completed a financing of COP 600 billion ($159 million) in Colombia. The loan is comprised of a fixed rate bond bearing interest at 6.49% maturing in 2026, a variable rate bond bearing interest at the applicable rate plus 3.35% maturing in 2029, and a variable rate bond bearing interest at the applicable rate plus 4.45% maturing in 2041.
In the second quarter of 2021, Brookfield Renewable completed a financing of COP 85 billion ($23 million) in Colombia. The loan bears a variable interest at the applicable rate plus 2.69% and matures in 2031.
In the second quarter of 2021, Brookfield Renewable completed a financing of $164 million associated with a wind repowering project in the United States. The loan bears a variable interest at the applicable rate plus 1.125% maturing in 2022.
In the second quarter of 2021, Brookfield Renewable completed a financing of $263 million associated with a wind repowering project in the United States. The loan bears a variable interest at the applicable rate plus 1.75% maturing in 2025.
In the second quarter of 2021, Brookfield Renewable completed a refinancing of C$198 million ($160 million) associated with a solar portfolio in Canada. The loan bears a variable interest at the applicable rate plus 1.25% and matures in 2035.
10. NON-CONTROLLING INTERESTS
Brookfield Renewable`s non-controlling interests are comprised of the following:

(MILLIONS)	June 30, 2021	December 31, 2020
Participating non-controlling interests – in operating subsidiaries	$11,644	$11,100
General partnership interest in a holding subsidiary held by Brookfield	50	56
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	2,439	2,721
BEPC exchangeable shares	2,159	2,408
Preferred equity	624	609
Perpetual subordinated notes	340	—
	$17,256	$16,894

Brookfield Renewable Partners L.P.	Q2 2021 Interim Consolidated Financial Statements and Notes	June 30, 2021

Participating non-controlling interests – in operating subsidiaries
The net change in participating non-controlling interests – in operating subsidiaries is as follows:

(MILLIONS)	Brookfield Americas Infrastructure Fund	Brookfield Infrastructure Fund II	Brookfield Infrastructure Fund III	Brookfield Infrastructure Fund IV	Canadian Hydroelectric Portfolio	The Catalyst Group	Isagen institutional investors	Isagen public non-controlling interests	Other	Total
As at December 31, 2020	$1,002	$1,994	$3,623	$410	$627	$97	$2,651	$14	$682	$11,100
Net income (loss)	2	62	(19)	23	8	11	83	—	36	206
Other comprehensive income (loss)	(79)	29	(90)	—	16	—	(230)	(1)	10	(345)
Capital contributions	—	4	—	862	—	—	—	—	179	1,045
Disposal	—	(214)	—	—	—	—	—	—	—	(214)
Distributions	(4)	(5)	(118)	(101)	(19)	(4)	(121)	(1)	(7)	(380)
Other	—	11	(7)	—	206	—	1	—	21	232
As at June 30, 2021	$921	$1,881	$3,389	$1,194	$838	$104	$2,384	$12	$921	$11,644
Interests held by third parties	75% - 80%	43% - 60%	23% - 71%	75%	50%	25%	53%	0.3%	20% - 50%

Brookfield Renewable Partners L.P.	Q2 2021 Interim Consolidated Financial Statements and Notes	June 30, 2021

General partnership interest in a holding subsidiary held by Brookfield and Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield and BEPC exchangeable shares held by public shareholders and Brookfield
Brookfield, as the owner of the 1% GP interest in BRELP, is entitled to regular distributions plus an incentive distribution based on the amount by which quarterly LP unit distributions exceed specified target levels. As at June 30, 2021, to the extent that LP unit distributions exceed $0.2000 per LP unit per quarter, the incentive is 15% of distributions above this threshold. To the extent that LP unit distributions exceed $0.2253 per LP unit per quarter, the incentive distribution is equal to 25% of distributions above this threshold. Incentive distributions of $20 million and $40 million were declared during the three and six months ended June 30, 2021, respectively (2020: $15 million and $31 million, respectively)
Consolidated equity includes Redeemable/Exchangeable partnership units, BEPC exchangeable shares and the GP interest. The Redeemable/Exchangeable partnership units and the GP interest are held 100% by Brookfield and the BEPC exchangeable shares are held 26.0% by Brookfield with the remainder held by public shareholders. The Redeemable/Exchangeable partnership units and BEPC exchangeable shares provide the holder, at its discretion, with the right to redeem these units or shares, respectively, for cash consideration. Since this redemption right is subject to Brookfield Renewable’s right, at its sole discretion, to satisfy the redemption request with LP units of Brookfield Renewable on a one-for-one basis, the Redeemable/Exchangeable partnership units and BEPC exchangeable shares are classified as equity in accordance with IAS 32, Financial Instruments: Presentation.
The Redeemable/Exchangeable partnership units, BEPC exchangeable shares and the GP interest are presented as non-controlling interests since they relate to equity in a subsidiary that is not attributable, directly or indirectly, to Brookfield Renewable. During the three and six months ended June 30, 2021, exchangeable shareholders of BEPC exchanged 6,033 and 9,642 BEPC exchangeable shares for an equivalent number of LP units amounting to less than $1 million LP units. No Redeemable/Exchangeable partnership units have been redeemed.
The Redeemable/Exchangeable partnership units issued by BRELP and the BEPC exchangeable shares issued by BEPC have the same economic attributes in all respects to the LP units issued by Brookfield Renewable, except for the redemption rights described above. The Redeemable/Exchangeable partnership units, BEPC exchangeable shares and the GP interest, excluding incentive distributions, participate in earnings and distributions on a per unit basis equivalent to the per unit participation of the LP units of Brookfield Renewable.
As at June 30, 2021, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and units of GP interest outstanding were 194,487,939 units (December 31, 2020: 194,487,939 units), 172,209,771 shares (December 31, 2020: 172,180,417 shares), and 3,977,260 units (December 31, 2020: 3,977,260 units), respectively.
In December 2020, Brookfield Renewable renewed its normal course issuer bid in connection with its LP units. Brookfield Renewable is authorized to repurchase up to 13,740,072 LP units, representing 5% of its issued and outstanding LP units. The bids will expire on December 15, 2021, or earlier should Brookfield Renewable complete its repurchases prior to such date. There were no LP units repurchased during the three and six months ended June 30, 2021. During the year ended December 31, 2020, there were no LP units repurchased.
Distributions
The composition of the distributions for the three and six months ended June 30 is presented in the following table:

	Three months ended June 30		Six months ended June 30
(MILLIONS)	2021	2020	2021	2020
General partnership interest in a holding subsidiary held by Brookfield	$1	$2	$2	$3
Incentive distribution	20	15	40	31
	21	17	42	34
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	58	70	117	142
BEPC exchangeable shares held by
Brookfield	14	—	26	—
External shareholders	38	—	78	—
Total BEPC exchangeable shares	52	—	104	—
	$131	$87	$263	$176

Brookfield Renewable Partners L.P.	Q2 2021 Interim Consolidated Financial Statements and Notes	June 30, 2021

Preferred equity
Brookfield Renewable's preferred equity consists of Class A Preference Shares of Brookfield Renewable Power Preferred Equity Inc. ("BRP Equity") as follows:

(MILLIONS EXCEPT AS NOTED)	Shares outstanding	Cumulative distribution rate (%)	Earliest permitted redemption date	Distributions declared for the six months ended June 30		Carrying value as at

				2021	2020	June 30, 2021	December 31, 2020
Series 1 (C$136)	6.85	3.1	April 2025	$2	$2	$138	$134
Series 2 (C$113)(1)	3.11	2.7	April 2025	2	2	62	62
Series 3 (C$249)	9.96	4.4	July 2024	4	4	200	195
Series 5 (C$103)	4.11	5.0	April 2018	2	2	83	81
Series 6 (C$175)	7.00	5.0	July 2018	3	3	141	137
	31.03			$13	$13	$624	$609
(1)Dividend rate represents annualized distribution based on the most recent quarterly floating rate.
The Class A Preference Shares do not have a fixed maturity date and are not redeemable at the option of the holders. As at June 30, 2021, none of the issued Class A, Series 5 and 6 Preference Shares have been redeemed by BRP Equity.
Class A Preference Shares – Normal Course Issuer Bid
In July 2021, the Toronto Stock Exchange accepted the notice of BRP Equity's intention to renew the normal course issuer in connection with its outstanding Class A Preference Shares for another year to July 8, 2022, or earlier should the repurchases be completed prior to such date. Under this normal course issuer bid, it is permitted to repurchase up to 10% of the total public float for each respective series of the Class A Preference Shares. Unitholders may receive a copy of the notice, free of charge, by contacting Brookfield Renewable. No shares were repurchased during the six months ended June 30, 2021.
Perpetual subordinate notes
In April 2021, Brookfield BRP Holdings (Canada) Inc., a wholly-owned subsidiary of Brookfield Renewable, issued $350 million of perpetual subordinated notes at a fixed rate of 4.625%. The perpetual subordinated notes do not have a maturity date except in an Event of Default. The perpetual subordinated notes also provide Brookfield Renewable, at its discretion, the right to defer the interest (in whole or in part) until liquidation of assets due to an Event of Default. The perpetual subordinated notes are classified as a separate class of non-controlling interest on Brookfield Renewable's consolidated statements of financial position as per IAS 32, Financial Instruments: Presentation. Brookfield Renewable paid interest of $3 million on the perpetual subordinated notes during the three and six months ended June 30, 2021. Interest paid on the perpetual subordinated notes are presented as distributions in the consolidated statements of changes in equity. The carrying value of the perpetual subordinated notes, net of transaction cost, is $340 million (2020: nil) as at June 30, 2021.

Brookfield Renewable Partners L.P.	Q2 2021 Interim Consolidated Financial Statements and Notes	June 30, 2021

11. PREFERRED LIMITED PARTNERS' EQUITY
Brookfield Renewable’s preferred limited partners’ equity comprises of Class A Preferred LP units as follows:

(MILLIONS, EXCEPT AS NOTED)	Shares outstanding	Cumulative distribution rate (%)	Earliest permitted redemption date	Distributions declared for the six months ended June 30		Carrying value as at
				2021	2020	June 30, 2021	December 31, 2020
Series 5 (C$72)	2.89	5.59	April 2018	$2	$1	$49	$49
Series 7 (C$175)	7.00	5.50	January 2026	4	4	128	128
Series 9 (C$200)	8.00	5.75	July 2021	5	4	147	147
Series 11 (C$250)	10.00	5.00	April 2022	5	5	187	187
Series 13 (C$250)	10.00	5.00	April 2023	5	5	196	196
Series 15 (C$175)	7.00	5.75	April 2024	4	4	126	126
Series 17 ($200)	8.00	5.25	March 2025	4	3	195	195
	52.89			$29	$26	$1,028	$1,028
As at June 30, 2021, none of the Class A, Series 5 Preferred Limited Partnership Units have been redeemed.
Subsequent to the quarter, Brookfield Renewable redeemed all of the outstanding units of Series 9 Preferred Limited Partnership units for C$200 million or C$25 per Preferred Limited Partnership Unit.
Class A Preferred LP Units - Normal Course Issuer Bid
In July 2021, the Toronto Stock Exchange accepted notice of Brookfield Renewable's intention to renew the normal course issuer bid in connection with the outstanding Class A Preferred Limited Partnership Units for another year to July 8, 2022, or earlier should the repurchases be completed prior to such date. Under this normal course issuer bid, Brookfield Renewable is permitted to repurchase up to 10% of the total public float for each respective series of its Class A Preference Units. Unitholders may receive a copy of the notice, free of charge, by contacting Brookfield Renewable. No shares were repurchased during the six months ended June 30, 2021.
12. LIMITED PARTNERS' EQUITY
Limited partners’ equity
As at June 30, 2021, 274,941,199 LP units were outstanding (December 31, 2020: 274,837,890 LP units) including 68,749,416 LP units (December 31, 2020: 68,749,416 LP units) held by Brookfield. Brookfield owns all general partnership interests in Brookfield Renewable representing a 0.01% interest.
During the three and six months ended June 30, 2021, 51,857 and 93,667 LP units, respectively (2020: 45,687 and 104,454 LP units, respectively) were issued under the distribution reinvestment plan at a total cost of $2 million and $4 million, respectively (2020: $2 million and $3 million, respectively).
During the three and six months ended June 30, 2021, exchangeable shareholders of BEPC exchanged 6,033 and 9,642 exchangeable shares (2020: nil) for an equivalent number of LP units amounting to less than $1 million (2020: nil) LP units.
As at June 30, 2021, Brookfield Asset Management’s direct and indirect interest of 308,051,190 LP units, Redeemable/Exchangeable partnership units and BEPC exchangeable shares represents approximately 48% of Brookfield Renewable on a fully-exchanged basis (assuming the exchange of all of the outstanding Redeemable/Exchangeable partnership units and BEPC exchangeable shares) and the remaining approximate 52% is held by public investors.
On an unexchanged basis, Brookfield holds a 25% direct limited partnership interest in Brookfield Renewable, a 41% direct interest in BRELP through the ownership of Redeemable/Exchangeable partnership units, a 1% direct GP interest in BRELP and a 26% direct interest in the exchangeable shares of BEPC as at June 30, 2021.
In December 2020, Brookfield Renewable renewed its normal course issuer bid in connection with its LP units. Brookfield Renewable is authorized to repurchase up to 13,740,072 LP units, representing 5% of its issued and outstanding LP units. The bid will expire on December 15, 2021, or earlier should Brookfield Renewable complete its repurchases prior to such date. There were no LP units repurchased during the three and six months ended June 30, 2021.

Brookfield Renewable Partners L.P.	Q2 2021 Interim Consolidated Financial Statements and Notes	June 30, 2021

Distributions
The composition of the limited partners' equity distributions for the three and six months ended June 30 is presented in the following table:

	Three months ended June 30		Six months ended June 30
(MILLIONS)	2021	2020	2021	2020
Brookfield	$21	$29	$42	$60
External LP Unitholders	62	68	125	136
	$83	$97	$167	$196
In February 2021, Unitholder distributions were increased to $1.215 per LP unit on an annualized basis, an increase of $0.06 per LP unit, which took effect with the distribution payable in March 2021.
13. EQUITY-ACCOUNTED INVESTMENTS
The following are Brookfield Renewable’s equity-accounted investments for the six months ended June 30, 2021:

(MILLIONS)	June 30, 2021
Balance, beginning of year	$971
Investment	53
Disposals	(8)
Share of net income	7
Share of other comprehensive income	(2)
Dividends received	(47)
Foreign exchange translation and other	5
Balance, end of year	$979
In the first quarter of 2021, Brookfield Renewable, together with its institutional partners, closed its purchase of a 23% interest in a large scale renewable business in Poland, in connection with its previously announced tender offer alongside the current majority shareholder, at a cost of approximately $175 million (approximately $44 million net to Brookfield Renewable for a 6% interest). Brookfield Renewable, together with its institutional partners and the current majority shareholder, holds a 75% interest in the company.
14. CASH AND CASH EQUIVALENTS
Brookfield Renewable’s cash and cash equivalents are as follows:

(MILLIONS)	June 30, 2021	December 31, 2020
Cash	$522	$422
Short-term deposits	8	9
	$530	$431
15. RESTRICTED CASH
Brookfield Renewable’s restricted cash is as follows:

(MILLIONS)	June 30, 2021	December 31, 2020
Operations	$227	$129
Credit obligations	102	119
Capital expenditures and development projects	63	35
Total	392	283
Less: non-current	(87)	(75)
Current	$305	$208

Brookfield Renewable Partners L.P.	Q2 2021 Interim Consolidated Financial Statements and Notes	June 30, 2021

16. TRADE RECEIVABLES AND OTHER CURRENT ASSETS
Brookfield Renewable's trade receivables and other current assets are as follows:

(MILLIONS)	June 30, 2021	December 31, 2020
Trade receivables	$612	$614
Prepaids and other	169	64
Inventory	45	26
Income tax receivable	17	15
Other short-term receivables and collateral assets	282	163
Current portion of contract asset	49	46
	$1,174	$928
Brookfield Renewable primarily receives monthly payments for invoiced power purchase agreement revenues and has no significant aged receivables as of the reporting date. Receivables from contracts with customers are reflected in Trade receivables.
17.  ACCOUNTS PAYABLE AND ACCRUED LIABILITIES
Brookfield Renewable's accounts payable and accrued liabilities are as follows:

(MILLIONS)	June 30, 2021	December 31, 2020
Operating accrued liabilities	$289	$270
Accounts payable	166	127
Interest payable on borrowings	111	106
LP Unitholders distributions, preferred limited partnership unit distributions, preferred dividends payable and exchange shares dividends(1)	56	46
Current portion of lease liabilities	29	33
Other	48	43
	$699	$625
(1)Includes amounts payable only to external LP unitholders and BEPC exchangeable shareholders. Amounts payable to Brookfield are included in due to related parties.

18. COMMITMENTS, CONTINGENCIES AND GUARANTEES
Commitments
In the course of its operations, Brookfield Renewable and its subsidiaries have entered into agreements for the use of water, land and dams. Payment under those agreements varies with the amount of power generated. The various agreements can be renewed and are extendable up to 2089.
Brookfield Renewable, alongside institutional partners, entered into a commitment to invest approximately R$54 million ($11 million) to acquire a 270 MW wind development portfolio in Brazil. The transaction is expected to close in the first quarter of 2022, subject to customary closing conditions, with Brookfield Renewable expected to hold a 25% interest.
Brookfield Renewable, alongside institutional partners, entered into a commitment to invest COP 153 billion ($41 million) to acquire a 38 MW portfolio of solar development projects in Colombia. The transaction is expected to close in the first quarter of 2022, subject to customary closing conditions, with Brookfield Renewable expected to hold a 24% interest.
Brookfield Renewable, alongside institutional partners and Apple Inc.'s China Renewable Energy Fund, entered into a commitment to invest CNY 378 million ($59 million) to acquire a 213 MW portfolio of wind portfolio in China. The transaction is expected to close in the third quarter of 2021, subject to customary closing conditions, with Brookfield Renewable expected to hold a 14% interest.
Brookfield Renewable, alongside institutional partners, have agreed to invest an additional €150 million (approximately $50 million net to Brookfield Renewable) into a large scale renewable business in Poland for a total ownership of almost

Brookfield Renewable Partners L.P.	Q2 2021 Interim Consolidated Financial Statements and Notes	June 30, 2021

40%. Currently, Brookfield Renewable, together with its institutional partners, holds a 23% interest in the company (6% net to Brookfield Renewable).
An integral part of Brookfield Renewable’s strategy is to participate with institutional investors in Brookfield-sponsored private equity funds that target acquisitions that suit Brookfield Renewable’s profile. In the normal course of business, Brookfield Renewable has made commitments to Brookfield-sponsored private equity funds to participate in these target acquisitions in the future, if and when identified. From time to time, in order to facilitate investment activities in a timely and efficient manner, Brookfield Renewable will fund deposits or incur other costs and expenses (including by use of loan facilities to consummate, support, guarantee or issue letters of credit) in respect of an investment that ultimately will be shared with or made entirely by Brookfield sponsored vehicles, consortiums and/or partnerships (including private funds, joint ventures and similar arrangements), Brookfield Renewable, or by co-investors.
Contingencies
Brookfield Renewable and its subsidiaries are subject to various legal proceedings, arbitrations and actions arising in the normal course of business. While the final outcome of such legal proceedings and actions cannot be predicted with certainty, it is the opinion of management that the resolution of such proceedings and actions will not have a material impact on Brookfield Renewable’s consolidated financial position or results of operations.
On December 22, 2020, our subsidiary, TerraForm Power, received an adverse summary judgment ruling in connection with litigation relating to an historical contractual dispute. This litigation predated the 2017 acquisition of an initial 51% interest in TerraForm Power by Brookfield Renewable and its institutional partners and related to an allegation that TerraForm Power was obligated to make earn-out payments in connection with the acquisition of certain development assets by TerraForm Power’s former parent company from a third party. The court’s ruling in favor of the plaintiffs awarded approximately $231 million plus 9% annual non-compounding interest that has accrued at the New York State statutory rate since May 2016. During the quarter, TerraForm Power reached a final settlement with the plaintiffs. The settlement amount paid by TerraForm Power was approximately $50 million less than the amount of the court’s ruling, inclusive of accrued interest. A partially-owned subsidiary of Brookfield Renewable that holds shares in TerraForm Power was contractually entitled to be issued additional TerraForm Power shares as compensation for the cost of the litigation. This issuance took place subsequent to quarter end and resulted in the immaterial dilution of Brookfield Renewable’s interest in TerraForm Power.
Brookfield Renewable, on behalf of Brookfield Renewable’s subsidiaries, and the subsidiaries themselves have provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance. The activity on the issued letters of credit by Brookfield Renewable can be found in Note 9 – Borrowings.
Brookfield Renewable, along with institutional investors, has provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance as it relates to interests in the Brookfield Americas Infrastructure Fund, the Brookfield Infrastructure Fund II, Brookfield Infrastructure Fund III, Brookfield Infrastructure Fund IV and Brookfield Global Transition Fund. Brookfield Renewable’s subsidiaries have similarly provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance.
Letters of credit issued by Brookfield Renewable along with institutional investors and its subsidiaries were as at the following dates:

(MILLIONS)	June 30, 2021	December 31, 2020
Brookfield Renewable along with institutional investors	$117	$46
Brookfield Renewable's subsidiaries	982	670
	$1,099	$716
Guarantees
In the normal course of operations, Brookfield Renewable and its subsidiaries execute agreements that provide for indemnification and guarantees to third-parties of transactions such as business dispositions, capital project purchases, business acquisitions, and sales and purchases of assets and services. Brookfield Renewable has also agreed to indemnify its directors and certain of its officers and employees. The nature of substantially all of the indemnification undertakings prevents Brookfield Renewable from making a reasonable estimate of the maximum potential amount that Brookfield Renewable could be required to pay third parties as the agreements do not always specify a maximum amount and the

Brookfield Renewable Partners L.P.	Q2 2021 Interim Consolidated Financial Statements and Notes	June 30, 2021

amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, neither Brookfield Renewable nor its subsidiaries have made material payments under such indemnification agreements.
19. RELATED PARTY TRANSACTIONS
Brookfield Renewable`s related party transactions are recorded at the exchange amount. Brookfield Renewable`s related party transactions are primarily with Brookfield Asset Management.
Brookfield Asset Management has provided a $400 million committed unsecured revolving credit facility maturing in December 2021 and the interest rate applicable on the draws is LIBOR plus up to 1.8%. During the current period, there were no draws on the committed unsecured revolving credit facility provided by Brookfield Asset Management. Brookfield Asset Management may from time to time place funds on deposit with Brookfield Renewable which are repayable on demand including any interest accrued. There were $545 million funds placed on deposit with Brookfield Renewable as at June 30, 2021 (2020: $325 million). The interest expense on the Brookfield Asset Management revolving credit facility and deposit for the three and six months ended June 30, 2021 totaled nil and $1 million, respectively (2020: nil and $1 million)
Contract Amendments
In the first quarter of 2021, two long-term power purchase agreements for sale of energy generated by hydroelectric facilities owned by Great Lakes Power Limited (“GLPL”) and Mississagi Power Trust (“MPT”) were amended and Brookfield’s third-party power purchase agreements associated the sale energy generated by GLPL and MPT were reassigned.
Historically, the power purchase agreements required Brookfield to purchase energy generated by GLPL and MPT at an average price of C$100 per MWh and C$127 per MWh, respectively, both subject to an annual adjustment equal to a 3% fixed rate. The GLPL and MPT contracts with Brookfield each had an initial term to December 1, 2029, and Brookfield Renewable will have an option to extend a fixed price commitment to GLPL from Brookfield through 2044 at a price of C$60 per MWh. There were no changes to the terms following the assignment of the third-party power purchase agreements from Brookfield to GLPL and MPT.
There were no amendments to or termination of the agreement that gives Brookfield Renewable the option to extend a fixed price commitment to GLPL from Brookfield from December 1, 2029 through 2044 at a price of C$60 per MWh.
The following table reflects the related party agreements and transactions for the three and six months ended June 30 in the interim consolidated statements of income (loss):

	Three months ended June 30		Six months ended June 30
(MILLIONS)	2021	2020	2021	2020
Revenues
Power purchase and revenue agreements	$22	$85	$83	$181
Direct operating costs
Energy purchases	$(2)	$—	$(4)	$—
Energy marketing fee & other services	(5)	(1)	(5)	(1)
Insurance services(1)	—	(8)	—	(14)
	$(7)	$(9)	$(9)	$(15)
Interest expense
Borrowings	$—	$—	$(1)	$(1)
Contract balance accretion	(4)	(4)	$(9)	$(8)
	$(4)	$(4)	$(10)	$(9)
Management service costs	$(72)	$(46)	$(153)	$(86)
(1)Insurance services were paid to a subsidiary of Brookfield Asset Management that brokers external insurance providers on behalf of Brookfield Renewable. Beginning in 2020, insurance services are paid for directly to external insurance providers. The fees paid to the subsidiary of Brookfield Asset Management for the for the three and six months ended June 30, 2020 were less than $1 million.

Brookfield Renewable Partners L.P.	Q2 2021 Interim Consolidated Financial Statements and Notes	June 30, 2021

20.  SUBSIDIARY PUBLIC ISSUERS
The following tables provide consolidated summary financial information for Brookfield Renewable, BRP Equity, and Finco:

(MILLIONS)	Brookfield Renewable(1)	BRP Equity	Finco	Subsidiary Credit Supporters(2)	Other Subsidiaries(1)(3)	Consolidating adjustments(4)	Brookfield Renewable consolidated
As at June 30, 2021
Current assets	$46	$427	$2,228	$586	$3,507	$(3,805)	$2,989
Long-term assets	4,482	263	5	29,588	47,754	(33,960)	48,132
Current liabilities	42	7	39	6,975	3,268	(6,847)	3,484
Long-term liabilities	—	—	2,191	114	23,603	(2)	25,906
Participating non-controlling interests – in operating subsidiaries	—	—	—	—	11,644	—	11,644
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	—	—	—	2,439	—	—	2,439
BEPC exchangeable shares	—	—	—	—	2,159	—	2,159
Preferred equity	—	624	—	—	—	—	624
Perpetual subordinated notes	—	—	—	340	—	—	340
Preferred limited partners' equity	1,028	—	—	1,039	—	(1,039)	1,028
As at December 31, 2020
Current assets	$44	$416	$2,173	$568	$1,770	$(3,229)	$1,742
Long-term assets	4,879	256	6	31,329	47,886	(36,376)	47,980
Current liabilities	39	7	39	6,535	2,276	(6,135)	2,761
Long-term liabilities	—	—	2,132	214	22,851	(3)	25,194
Participating non-controlling interests – in operating subsidiaries	—	—	—	—	11,100	—	11,100
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	—	—	—	2,721	—	—	2,721
BEPC exchangeable shares	—	—	—	—	2,408	—	2,408
Preferred equity	—	609	—	—	—	—	609
Preferred limited partners' equity	1,028	—	—	1,039	—	(1,039)	1,028
(1)Includes investments in subsidiaries under the equity method.
(2)Includes BRELP, BRP Bermuda Holdings I Limited, Brookfield BRP Holdings (Canada) Inc., Brookfield BRP Europe Holdings Limited, Brookfield Renewable Investments Limited and BEP Subco Inc., collectively the "Subsidiary Credit Supporters".
(3)Includes subsidiaries of Brookfield Renewable, other than BRP Equity, Finco and the Subsidiary Credit Supporters.
(4)Includes elimination of intercompany transactions and balances necessary to present Brookfield Renewable on a consolidated basis.

Brookfield Renewable Partners L.P.	Q2 2021 Interim Consolidated Financial Statements and Notes	June 30, 2021

(MILLIONS)	Brookfield Renewable(1)	BRP Equity	Finco	Subsidiary Credit Supporters	Other Subsidiaries(1)(2)	Consolidating adjustments(3)	Brookfield Renewable consolidated
Three months ended June 30, 2021
Revenues	$—	$—	$—	$—	$1,019	$—	$1,019
Net income (loss)	(20)	—	(4)	(262)	331	65	110
Three months ended June 30, 2020
Revenues	$—	$—	$—	$—	$942	$—	$942
Net income (loss)	(19)	—	1	28	346	(366)	(10)
Six months ended June 30, 2021
Revenues	$—	$—	$—	$—	$2,039	$—	$2,039
Net income (loss)	(72)	—	(5)	(574)	467	239	55
Six months ended June 30, 2020
Revenues	$—	$—	$—	$—	$1,991	$—	$1,991
Net income (loss)	(5)	—	1	(35)	655	(537)	79
(1)Includes investments in subsidiaries under the equity method.
(2)Includes subsidiaries of Brookfield Renewable, other than BRP Equity, Finco, and the Subsidiary Credit Supporters.
(3)Includes elimination of intercompany transactions and balances necessary to present Brookfield Renewable on a consolidated basis.
See Note 9 – Borrowings for additional details regarding the medium-term borrowings issued by Finco. See Note 10 – Non-controlling interests for additional details regarding Class A Preference Shares issued by BRP Equity.
21. SUBSEQUENT EVENTS
Subsequent to the quarter, Brookfield Renewable announced an agreement between Brookfield and Trane Technologies, a global climate innovator, to jointly pursue and offer decarbonization-as-a-service for commercial, industrial, and public sector customers across North America, leveraging Brookfield Renewable's distributed generation business.
Subsequent to the quarter, Brookfield signed a strategic collaboration agreement with Amazon to develop new renewable energy projects with power purchase agreements and to work together on additional green energy opportunities in the future, leveraging Brookfield Renewable's deep operating capabilities to support the construction of projects from Brookfield Renewable's 31,000 MW global development pipeline.

Brookfield Renewable Partners L.P.	Q2 2021 Interim Consolidated Financial Statements and Notes	June 30, 2021

BROOKFIELD RENEWABLE PARTNERS L.P.

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